The Annual General Meeting of ArcelorMittal shareholders, held today in Luxembourg, approved all resolutions with a large majority

Luxembourg, 5 May 2015, 996,521,991 shares or 59.84% of the company’s share capital were present or represented at ArcelorMittal’s annual general meeting today.

The results of the votes will be posted shortly on http://corporate.arcelormittal.com under Investors > Equity investors > Shareholders’ meetings, where the full documentation regarding the 2015 annual general meeting is available.

The shareholders re-elected Mr. Narayanan Vaghul, Mr. Wilbur Ross and Mr. Tye Burt and elected Mrs. Karyn Ovelmen as directors for a three year term. In addition, the shareholders approved the grants under the Performance Share Unit Plan in relation to 2015.